Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005
	($ in millions)
Consolidated income (loss) before income taxes	$(552.3)	$(2,631.8)	$(951.2)	$1,987.1	$2,378.6

Minority interests in income before income taxes of subsidiaries which have incurred fixed charges	—	—	2.6	2.6	—

Minority interests in losses before income taxes of majority owned subsidiaries which have incurred losses	(3.1)	(0.6)	—	—	(0.3)

Amortization of capitalized interest	136.6	375.8	254.5	237.1	225.0

Interest expensed	105.8	56.6	52.6	72.1	33.9

Earnings (loss)	$(313.0)	$(2,200.0)	$(641.5)	$2,298.9	$2,637.2

Interest incurred	$206.9	$254.3	$356.9	$397.5	$306.8

Fixed charges	$206.9	$254.3	$356.9	$397.5	$306.8

Ratio of earnings to fixed charges	—	—	—	5.78	8.60

Coverage deficiency	$519.9	$2,454.3	$998.4

Interest expensed and interest incurred include losses on early retirement of debt of $12.1 million, $17.9 million, and $4.5 million in fiscal 2007, 2006, and 2005, respectively.